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                           August 17, 2021

       Scott A. Sewell
       President and Chief Executive Officer
       Charah Solutions, Inc.
       12601 Plantside Drive
       Louisville, KY 40299

                                                        Re: Charah Solutions,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2021
                                                            File No. 333-258650

       Dear Mr. Sewell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Julian J. Seiguer,
Esq., of Kirkland & Ellis LLP